September 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park

Re:	Delaying Amendment for Fossil Group, Inc.

Registration Statement on Form S-4 (File No. 333-290141)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act is hereby incorporated into the facing page of the Registration Statement on Form S-4 (File No. 333-290141) filed by Fossil Group, Inc. (the “Company”) and each of the subsidiary guarantors named on Schedule I hereto (the “Guarantors” and, together with the Company, the “Company Parties”) on September 9, 2025:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Frank R. Adams of Weil, Gotshal & Manges LLP, counsel to the Company Parties, at (212) 310-8905 or at frank.adams@weil.com.

Very truly yours,

FOSSIL GROUP, INC.

By:	*
Name: Randy Greben
Title: Chief Financial Officer and Treasurer

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

FOSSIL GLOBAL HOLDINGS, INC.

By:	*
Name: Randy Greben
Title: President and Director

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

FOSSIL STORES I, INC.

FOSSIL INTERMEDIATE, INC.

By:	*
Name: Randy Greben
Title: Treasurer and Director

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

FOSSIL TRUST

By:	*
Name: Joe Martin
Title: President, General Manager and Trustee

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

FOSSIL PARTNERS, L.P.

By: Fossil Group, Inc., its Geneal Partner

By:	*
Name: Randy Greben
Title: Chief Financial Officer and Treasurer

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

FOSSIL CANADA INC.

By:	*
Name: Randy Greben
Title: Treasurer and Director

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

FOSSIL (UK) HOLDINGS LIMITED

By:	*
Name: Sharon L. Dean
Title: Managing Director

By:	*
Name: Patrick L. Turner
Title: Managing Director

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

FOSSIL (UK) LIMITED

By:	*
Name: Sharon L. Dean
Title: Managing Director

By:	*
Name: Patrick L. Turner
Title: Director

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

FOSSIL (EUROPE) GMBH

By:	*
Name: Anna Studzinska
Title: Managing Director

*By:	/s/ Randy S. Hyne
Name: Randy S. Hyne
Title: Attorney-in-fact

Schedule I

Fossil Canada Inc.

Fossil (Europe) GmbH

Fossil Global Holdings, Inc.

Fossil Intermediate, Inc.

Fossil Partners, L.P.

Fossil Stores I, Inc.

Fossil Trust, Fossil (UK) Limited

Fossil (UK) Holdings Limited

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